Exhibit 1.3

CDC Software’s PowerHRP Awarded As One of the Most Influential

eHR Software Brands in China

[Hong Kong, January 21, 2003] CDC Software, the software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced its PowerHRP (Human Resources and Payroll) product has been awarded as one of the most influential eHR software brands in China.

The 2002 Human Resources Industry Awards was co-organized by several prominent media entitles in Mainland China including SmartFortune, Asia-Pacific Human Resources Research Network and over 30 media and 50 HR websites. Awards announced include “SmartFortune 2002 Most Influential eHR Software Brands”, “SmartFortune 2002 Excellent HR Professionals in China”, “SmartFortune 2002 Top 10 HR Organizations” and “SmartFortune 2002 Top 10 News of HR Industry in China”. This is viewed by many as the most influential award event in the HR industry nationwide and as a platform to encourage positive competition and reward those individuals and organizations which have made contributions to the development of the human resources industry in the PRC. During the opening ceremony held on January 10, 2003 in Shanghai, a CDC Software entity was invited as a key note speaker to deliver a speech on the topic of “How to improve HR management by using eHR”.

eHR is a unique e-business solution that allows HR professionals and employees to work and make decisions using the internet or an intranet. The overriding purpose of eHR is to provide employees and managers with self service functions for accessing and updating various HR related data that includes personnel information, leave applications and approval, training applications and approval and pay slip inquiries. It is designed to enable a new generation of HR professionals to work more effectively and efficiently.

“We are proud that our eHR product has been awarded as one of the most influential brands in the human resources software industry by a group of influential media and HR experts in Mainland China,” said Steve Collins, Managing Director of CDC Software. “The award is recognition of our efforts and achievements in developing our human resources software products. We believe with our track record in the industry as well as in growing markets like China, CDC Software is well positioned to provide services and software products that meet the needs of our clients and to play a significant role in helping enterprises in China to increase operational efficiency.”

Recently, Alsen Hsien, Managing Director, China Operation, CDC Software, has been appointed as a member of the standing committee of the Asia-Pacific HR Research Association, a professional organization focusing on Human Resources management, development, training, promotion and research in the Asia Pacific region.

In Mainland China, around 600 enterprises are using the products developed or represented by CDC Software. Most of these 600 companies are the Fortune 500 corporations as well as state-owned and private enterprises, including ACNielsen, Carrefour, Inventec Micro Electronics Shanghai, Legend Computer, Microsoft (China) Co. Ltd., Shangri-la Hotels and Resorts, Shenzhen Airlines, Polymatch (Shanghai) Co., Ltd. and Swire Beverages.

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About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products developed in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products in the Greater China region.

chinadotcom’s software arm currently has 1,000 installations and 400 customers in Greater China. Selected multinational and domestic customers include ACNeilsen, Carrefour, Inventec Micro Electronics Shanghai, Legend Computer, Microsoft (China) Co., Ltd., Polymatch (Shanghai) Co., Ltd., Shenzhen Airlines, Swire Beverages and Shangri La Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com